UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 18, 2008

JONES LANG LASALLE INCORPORATED

(Exact name of registrant as specified in its charter)

Maryland	001-13145	36-4150422
(State or other juris-diction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive, Chicago, IL	60601
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (312) 782-5800

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of
the following provisions (see General Instruction A.2. below):

  [ ]   Written communications pursuant to Rule 425 under
            Securities Act (17 CFR 230.425)

  [ ]   Soliciting material pursuant to Rule 14a-12 under the
            Exchange Act (17 CFR 240.14a-12)

  [ ]   Pre-commencement communications pursuant to Rule 14d-2(b)
            under the Exchange Act (17 CFR 240.14d-2(b))

  [ ]   Pre-commencement communications pursuant to Rule 13e-4(c)
            under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. REGULATION FD DISCLOSURE

Additional information of the registrant it attached as Exhibit 99.1 to this report and is incorporated herein by reference. The registrant undertakes no obligation to update this information, including any forward-looking statements, to reflect subsequently occurring events or circumstances.

NOTE: The information in this report (including the exhibit) is furnished pursuant to Item 7 and shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section. This information will not be deemed an admission as to the materiality of any information contained herein that is required to be disclosed solely by Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

    (d)   Exhibits

          The following exhibit is included with this Report:

          99.1. Jones Lang LaSalle June 2008 Investor Relations
                Presentation

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 18, 2008   JONES LANG LASALLE INCORPORATED

                              By: /s/ Joseph J. Romenesko

                                    Name: Joseph J. Romenesko
                                    Title: Treasurer

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                        EXHIBIT INDEX
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EXHIBIT
NUMBER        DESCRIPTION
-------       ------------

 99.1         Jones Lang LaSalle June 2008 Investor Relations Presentation
```

JONES LANG LASALLE
Real value in a changing world

INVESTOR PRESENTATION

June 2008

FORWARD LOOKING STATEMENTS

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2007 and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

OUR VISION - GLOBAL AND DIVERSIFIED GROWTH

The chosen real estate expert and strategic adviser to the
leading occupiers and investors around the world

MARKET LEADING POSITIONS:

CONSOLIDATING INDUSTRY

. Strong balance sheet

. Desired global platform

. Disciplined acquirer

DIVERSITY IN UNCERTAIN ENVIRONMENT

. Current Capital Markets slow-down offset by:

- The Staubach Company merger

- Global platform breadth

- Multiple growing service lines

- Increasing market share

- Investment management business

```
----------------------------------------
G1          Local and Regional
            Service Operations
            Execution
----------------------------------------
G2          Global Corporate
            Solutions
            Counter Cyclical
----------------------------------------
G3          Global Capital
            Markets
            Global Diversity
----------------------------------------
G4          LaSalle Investment
            Management
            Annuity
----------------------------------------
G5          World Standard
            Business Operations
            Operating Leverage
----------------------------------------
```

LASALLE INVESTMENT MANAGEMENT

Delivering Annuity Revenue and Incentive Fees

[Graphic / Line Chart indicating]

($ Millions)

	Incentive Fees	Equity Earnings	Advisory and Transaction Fees	Operating Income	AUM
2005	43.4	11.8	$147.5	$50.2	$29.8 Billion
2006	170.6*	7.1	$206.7 (40% growth)	$124.4	$40.6 Billion
2007	88.2	9.7	$272.9 (32% growth)	$112.0	$49.7 Billion

* Includes $112.5 million incentive fee from a single client.

LASALLE INVESTMENT MANAGEMENT

A GLOBAL BUSINESS AND DIFFERENTIATOR FOR OUR FIRM

Description	Q1 2008 Statistics	Typical Fee Structure
SEPARATE ACCOUNT MANAGEMENT (Firm's co-investment = $34.9MM)	. $25.5 billion of assets under management (2% GROWTH OVER 2007)	. Advisory fees . Transaction fees . Incentive fees . Equity earnings
FUND MANAGEMENT (Firm's co-investment = $112.4MM)	. $18.8 billion of assets under management (77% GROWTH OVER 2007)	. Advisory fees . Incentive fees . Equity earnings
PUBLIC SECURITIES (Firm's co-investment = $0.1 MM)	. $9.8 billion of assets under management (5% DECLINE OVER 2007)	. Advisory fees

Product	Assets Under Management	%
European Private Equity	$18.2	33.6%
North American Private Equity	$15.7	29.0%
Asia Pacific Private Equity	$10.4	19.2%
TOTAL PRIVATE EQUITY	$44.3	81.9%
TOTAL PUBLIC SECURITIES	$9.8	18.1%
TOTAL	$54.1	100%

Assets Under Management = $54.1 billion

18% GROWTH OVER Q1 2007

LASALLE INVESTMENT MANAGEMENT

FUNDS DRIVING AUM GROWTH, ADVISORY FEES AND POTENTIAL INCENTIVE FEES

Vintage Year	Investment Style	Number of Funds	Region	Original Buying Power ($MM)	Percentage Committed
2001	Value-Add	1	Europe	$ 1,000	100%
2002	Value-Add Opportunistic	2	Americas Asia Pacific	$ 1,700	100%
2003	Value-Add	1	Americas	$ 300	100%
2004	Value-Add Opportunistic	2	Asia Pacific Europe	$ 1,750	100%
2005	Value-Add (3) Opportunistic (2)	5	Americas (2) Asia Pacific Europe (2)	$ 5,800	80%
2006	Value-Add	3	Americas Europe (2)	$ 4,400	30%
2007	Value-Add (2) Opportunistic (2)	4	Americas (2) Asia Pacific (2)	$17,900	6%
Total		18		$32,850	

Note: Vintage Year represents the year in which the fund made its first
      capital call from investors. Original Buying Power represents the
      capital commitment plus target leverage at inception of fund.
      Percentage Committed includes amounts invested plus amounts committed
      to development projects.

GLOBAL CAPITAL MARKETS

REDUCED ACTIVITY IN 2008 OFF RECORD 2007 WITH CONTINUED CHALLENGING
ENVIRONMENT

	Direct Commercial Property Transactions (1)	Cross Border
2007	$759 billion (+8%)	$357 billion (+19%)
2006	$700 billion (+41%)	$299 billion (+80%)
2005	$495 billion (+26%)	$166 billion (+41%)
2004	$393 billion (+11%)	$118 billion (+32%)
2003	$354 billion	$90 billion

MARKET TRANSACTION ACTIVITY REFLECTS DEBT MARKET IMPACT

AMERICAS	EUROPE	ASIA PACIFIC
. Volumes up 8% over 2006	. Volumes down 4% from 2006 in local currency	. Volumes up 27% over 2006
. H2 2007 activity down 23% vs H1 2007	. Cross border represented 63% of Europe volume	. Cross border represented 47% of transactions up from 33% in 2006

(1)   Excludes entity level and residential transactions

Source: JLL; Property Data (UK); KTI (Finland); Akershus Eiendom (Norway);
Athens Economics (Greece); Wuest and Partners (Switzerland); Real Capital
Analytics (USA)

STRATEGIC INVESTMENTS AND ACQUISITIONS EXPAND FOOTPRINT

STRENGTHEN MARKET POSITION AND DIVERSIFY GLOBALLY

JONES LANG LASALLE'S INVESTMENT AND ACQUISITION STRATEGY:

NEW GEOGRAPHIES PROVIDE IMMEDIATE SCALE	STRENGTHEN PRESENCE AND CAPTURE MARKET SHARE	NEW SERVICE LINES ENHANCE PRODUCT OFFERINGS
. Dubai - RSP Group	. U.S. - THE STAUBACH COMPANY	. RETAIL - KEMPER'S GROUP
. Finland - new Helsinki office	. India - Trammell Crow Meghraj	. PDS - KHK Group
. Turkey - new Istanbul office	. Netherlands - Troostwijk Makelaars	. Sustainability Solutions - Upstream
	. Australia - NSC Corporate	

Completed 13 acquisitions during 2007
2008 revenue contribution of over $150 million

Completed 10 acquisitions YTD 2008

STAUBACH
A World of Real Estate Knowledge

THE STAUBACH COMPANY OVERVIEW

Premier US Brand in Tenant Representation Services

. STAUBACH IS A MARKET-LEADING REAL ESTATE ADVISORY FIRM WITH A
  PRESENCE IN OVER 20 U.S. MARKETS

  - Established over 30 years ago by Roger Staubach

. LOYAL EMPLOYEE BASE WITH MORE THAN 1,000 EMPLOYEES

  - 94% professional retention

. CONSISTENT REVENUE AND PROFIT GROWTH

  - Four year revenue CAGR of 15% (1)

. VARIABLE COMPENSATION USING COMMISSION MODEL

. DIVERSE CLIENT BASE

  - Top ten clients less than 15% of Staubach's 2007 fiscal year
    revenue

. MAJORITY OF REVENUE, C. 85%, FROM TENANT REPRESENTATION

  - Tenant Representation demonstrated resiliency in the last
    market downturn

(1) Based on Staubach's historical financial results (unaudited)

```
--------------------------------------------------
                  Tenant Representation
                    Service Offerings
--------------------------------------------------

         .      Strategic and advisory consulting

         .      Transaction management

         .      Lease and contract negotiation

         .      Research

         .      Lease administration

         .      Portfolio strategy

         .      Business and economic incentives

--------------------------------------------------
```

STRATEGIC RATIONALE

STRONG STAUBACH LEADERSHIP AND COMPLEMENTARY CULTURES

STAUBACH'S TOP LEADERSHIP TALENT   CULTURAL FIT
--------------------------------   --------------------------------

.   Depth of leadership at   .   Client first mentality
     local and regional level

.   Roger Staubach anticipated   .   Growth mindset
     to join JLL Board of
     Directors
                                     .   Similar brand attributes
.   Staubach management to   and values
     take meaningful roles
     in combined organization
                                     .   Team oriented
.   Successfully manage broker
     compensation programs -
     which will be expanded   .   Trust and integrity
     in JLL

.   Sales and personal   .   Desire to be the best and
     relationship development   achieve market leadership
     skill set embedded in
     Staubach culture

--------------------------------   --------------------------------

STAUBACH ACQUISITION - STRATEGIC RATIONALE

IMMEDIATELY POSITIONS JLL AS A MARKET LEADER IN TENANT REPRESENTATION

. STAUBACH'S SCALE, FOOTPRINT AND STRONG COMPETITIVE POSITION ACCELERATES JLL'S PENETRATION OF KEY US MARKETS

  - Significantly strengthens JLL's leasing capabilities in local markets

. BOTH FIRMS FOCUS ON TOP 20 MARKETS WITH COMBINATION CREATING LEADING POSITIONS IN MAJORITY OF LARGE OFFICE MARKETS

  - New York, Washington DC metro, Chicago, Northern California, Dallas, Houston, Boston and Atlanta

. INTEGRATING AND CROSS SELLING COMBINED CAPABILITIES ADDS VALUE TO CLIENTS BY LEVERAGING BROADER SERVICE OFFERING

  - JLL's leading Corporate Solutions position in facilities management, project management and transaction management plus Staubach's strength in tenant representation increases separation from the competitive set

  - Adds depth and scale to combined practice groups including law firms, global logistics, data centers, call centers, healthcare and life sciences

. COMBINATION REINFORCES JLL'S POSITION AS THE HIGH QUALITY BRAND FOR OCCUPIER CLIENTS

STARBACH ACQUISITION - TRANSACTION OVERVIEW

.   JONES LANG LASALLE and THE STAUBACH COMPANY HAVE ENTERED A DEFINITIVE
     AGREEMENT TO MERGE OPERATIONS

     -    Staubach's June 2008 fiscal revenues projected to be
          approximately $375 million

          -    Significant opportunity to cross-sell JLL's broad
               services and global geography to Staubach clients

     -    Staubach to receive guaranteed payments of $613 million, plus
          additional earn out opportunities of up to $114 million based
          on performance milestones

     -    Expense synergies - expect at least $7.5 million of annual run
          rate

     -    Expect transaction to be EPS accretive in 2009 on a U.S. GAAP
          basis

          -    Currently projecting approximately $100 million of
               intangible assets

          -    Currently projecting approximately $25 million of
               integration costs

          -    Significant EPS accretion expected as integration costs
               fully expensed and intangible amortization burns off

     -    Anticipate closing during third quarter 2008, subject to
          contract terms and Hart-Scott-Rodino approval

          -    Transaction approved by Staubach shareholders

STAUBACH ACQUISITION - TRANSACTION OVERVIEW

.   DEFERRED PAYMENT STRUCTURE AND PERFORMANCE-BASED INCENTIVES

-    Staubach to receive guaranteed payments of $613 million (1)

-    $223 million consideration at close

-    $123 million paid in cash using existing credit
     facilities (2)

-    $100 million paid in Jones Lang LaSalle stock via a
     private placement issued to Staubach shareholders

-    Registration statement covering shares to be filed
     following filing of pro forma financial statements

-    $390 million of deferred payments (present value of
     $317 million)

-    1st payment = $78m, 2nd payment = $156m, 3rd payment =
     $156m; payments to be made 25, 37 and 61 months following
     the transaction close

-    Earn out payments commence as early as 2011, based on
     performance incentives measured over a period of up to four and
     one-half years after the closing

(1)   Total Guaranteed Purchase Price is $624 million before the deduction
       of net closing date liabilities and $11 million to fund transaction
       costs

(2)   Cash payment at close to be reduced by the net closing date
       liabilities

STAUBACH ACQUISITION - STRATEGIC RATIONALE

Provides Opportunity to Expand on Staubach's Single-Service Model

[Graphics / Pie Charts indicating]

PRE-TRANSACTION SERVICE LINE CONTRIBUTION	POST-TRANSACTION BUSINESS CONTRIBUTION
Actual 2007 Revenue: $2.7 billion	Pro Forma 2007 Revenue: $3.0 billion
OCCUPIER SERVICES - 28%	OCCUPIER SERVICES - 35%
Integrated Facility Management - 5%	Integrated Facility Management - 4%
Project and Development Services - 15%	Project and Development Services - 15%
Tenant Representation - 8%	Tenant Representation - 16%
INVESTOR SERVICES - 36%	INVESTOR SERVICES - 32%
Agency Leasing - 13%	Agency Leasing - 12%
Property Management - 9%	Property Management - 8%
Valuation and Consulting - 14%	Valuation and Consulting - 12%
CAPITAL MARKETS - 22%	CAPITAL MARKETS - 21%
MONEY MANAGEMENT - 14%	MONEY MANAGEMENT - 12%

.   ENABLES CROSS-SELLING OF ADDITIONAL SERVICES (INTEGRATED FACILITIES
     MANAGEMENT "IFM" AND PROJECT DEVELOPMENT SERVICES "PDS") TO EXISTING
     STAUBACH CLIENTS

.   STRENGTHENS ABILITY TO SELL STRATEGIC ALLIANCE TRANSACTION SERVICES
     TO JONES LANG LASALLE'S IFM / PDS-ONLY CLIENTS

     -    Earn out structure encourages expansion of client relationship
          to include tenant representation

STAUBACH ACQUISITION - STRATEGIC RATIONALE

G1 AND G2 IN THE AMERICAS; SIGNIFICANT INTERNATIONAL OPPORTUNITIES

[Graphics / Pie Charts indicating]

PRE-TRANSACTION BUSINESS CONTRIBUTION	POST-TRANSACTION BUSINESS CONTRIBUTION
AMERICAS - 29%	AMERICAS - 37%
ASIA PACIFIC - 23%	ASIA PACIFIC - 20%
EMEA - 34%	EMEA - 31%
LIM - 14%	LIM - 12%
ACTUAL 2007 REVENUE: $2.7 BILLION	PRO FORMA 2007 REVENUE: $3.0 BILLION

. STRATEGIC PRIORITIES:

- G-1 - Grow local market positions (executed to date with hiring and small acquisitions)

- G-2 - Expand execution capabilities for corporate clients

. STAUBACH'S PLATFORM COMPLEMENTS JLL AMERICAS' STRONG NATIONAL CORPORATE SOLUTIONS PLATFORM

- Adds scale to Public Institutions penetration; become leader at federal level and add state-level capabilities

- Adds scale to industrial brokerage and logistics-focused capabilities; one-third of JLL Corporate Solutions clients have industrial need

. CROSS-BORDER TRANSACTION REFERRALS TO ASIA PACIFIC AND EUROPE

KEMPER'S GROUP ACQUISITION OVERVIEW

.   KEMPER'S BACKGROUND

-       GERMAN'S LEADING RETAIL PROPERTY ADVISOR

-       Full range of investment, leasing, consulting, valuation
        and management services

-       8 offices with approximately 150 employees

-       Integration in process following May 2, 2008 transaction
        close

.   STRATEGIC RATIONALE

-       ESTABLISHES JONES LANG LASALLE AS THE LEADER IN GERMANY'S
        COMMERCIAL REAL ESTATE MARKET

-       ENHANCES THE FIRM'S SCALE AND GROWTH POTENTIAL IN GERMANY

-       Increased penetration of key city markets (Hamburg,
        Berlin, Dusseldorf, Munich, Frankfurt)

-       Kemper's leading Retail position added to JLL Germany's
        established service lines increases revenue and profit
        potential

-       Kemper's 2007 full year revenue of over $60 million

.   TRANSACTION HIGHLIGHTS

-       TOTAL CONSIDERATION OF C. $129 MILLION, PAID IN CASH AT CLOSE

-       Debt financed using Jones Lang LaSalle's existing
        revolving credit facility

-       Estimated integration costs of $4 million

GERMAN MARKET LEADERSHIP DUE TO SYNERGIES

[GRAPHICS INDICATING]

MARKET LEADERSHIP

DIVISION / BUSINESS LINE	JLL BEFORE ACQUISITIONS	JLL AFTER ACQUISITION

[scale indicating levels of: Below Average - Average - Dominant]

LEASING

Office Leasing	Mid Average	High Average
Industrial Leasing	High Average	Low Dominant
Retail Leading	Low Average	Full Dominant

CAPITAL MARKETS

Local Investment	High Below Average	Low Average
Portfolio	Mid Dominant	Mid Dominant
CorpFin	High Average	High Average
Industrial	Mid Average	High Average
Highstreet Investment	Mid Below Average	Full Dominant
Shopping Center	High Average	Low Dominant
Retail Warehouse	Low Average	Mid Dominant

MGMT. SERVICES

Property Management	Low Dominant	Low Dominant
Shopping Centre Mgmt.	Low Average	High Average
P&DS	High Below Average	High Below Average

VALUATION ADVISORY

Commercial Valuation	Full Dominant	Full Dominant
Residential Valuation	Full Dominant	Full Dominant
Retail Valuation	Low Average	Low Dominant
Strategic Consulting	Mid Average	High Average

ACQUISITION IMPACT ON CAPITAL STRUCTURE

TWO SIGNIFICANT 2008 ACQUISITIONS -- KEMPER'S GROUP & STAUBACH

[Graphic / Line Chart indicating]

($ Millions)

	3/31/08 Actual	3/31/08 Pro forma with Kemper's & Staubach
Debt (including PV of Deferred Payments)	$ 380	$ 632
Deferred Payments	78	395
Total	$ 458	$1,027
Market Capitalization (1)	$2,461	$2,561
	84%	71%

   (1) Market Capitalization based on March 31, 2008 closing stock price
       of $77.34

                    Acquisition Financing Structure

	Kemper's May 2, 2008	Staubach Q3 2008	Total
Debt	$129	$123	$252
PV of Deferred Payments	--	317	317
Equity	--	100	100
TOTAL	$129	$540	$669

Note: YTD 2008 acquisition payments excluding Kemper's and Staubach is
       $65 million

THE LEADING REAL ESTATE SERVICES BRAND

.   DOMINANT GLOBAL PLATFORM

-       Approximately 170 offices in over 60 countries worldwide

-       Research-driven global money management business

-       Client demands for global expertise satisfied by few providers

.   SUPERIOR FINANCIAL PERFORMANCE & POSITION

-       Diversified revenues by region and by service line

-       Strong cash flow generator with investment-grade ratings

-       Strong global market positions benefiting from strategic
        investments and acquisitions

.   PERFORM FOR SHORT AND LONG TERM HORIZON

-       Positioned to capitalize on continued industry consolidation

-       Premier and expanding position in the corporate outsourcing
        space

-       Expand share in local markets

-       Leading global investment management business; deploying
        capital raised in more favorably priced market

APPENDIX I

Superior Cash Flow

SUPERIOR CASH FLOW

		Actual	
$MM	2007	2006	2005
OPERATING INCOME	$342	$244	$132
Plus: Depreciation and Amortization	56	49	34
Plus: Equity Earnings and Other	15	9	11
EBITDA	$413	$302	$177
Less: Interest Expense	(13)	(14)	(4)
Less: Income Taxes	(88)	(64)	(36)
Plus: Working capital & non-cash expenses	97	154	(16)
NET CASH FROM OPERATIONS	$409	$378	$121

PRIMARY USES OF CASH

Acquisition	134	192	5
Co-Investment	17	44	16
E-commerce Disposition	(6)	--	--
Capital Expenses	114	70	40
Net Debt Repayment	31	18	13
Net Share Repurchase (1)	90	33	38
Dividend	29	21	9
TOTAL	$409	$378	$121

(1)   Net Share Repurchase in 2007 includes $96 million of
         repurchases under our program plus repurchases for taxes less
         cash inflows from shares issued under share programs and
         related tax benefits.

EXPLANATION OF EBITDA

.   EBITDA represents earnings before interest expense, income
      taxes, depreciation and amortization

.   Management believes that EBITDA is useful to investors as a
      measure of operating performance

.   EBITDA should not be considered an alternative to (i) net
      income (loss) (determined in accordance with GAAP) or
      (ii) cash flows (determined in accordance with GAAP)